UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934
Commission File No. 0-27416
Rural Cellular Corporation

(Exact name of registrant as specified in its charter)
PO Box 2000
3905 Dakota Street SW
Alexandria, Minnesota 56308
(320) 762-2000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive office)
Class A Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)
Senior Subordinated Floating Rate Notes due 2013

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)
     Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Rural Cellular Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Rural Cellular Corporation
Dated: August 18, 2008	By:	/s/ Margaret Feldman
Margaret Feldman
Vice President, Business Development